Legg Mason, Inc.
100 International Drive
Baltimore, MD 21202
July 12, 2012
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549

Legg Mason, Inc.
Registration Statement on Form S-4
Ladies and Gentlemen:
Legg Mason, Inc. (the “Company”), a Maryland corporation, is filing a Registration Statement on Form S-4 (the “Registration Statement”) with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $650,000,000 aggregate principal amount of 5.50% Senior Notes due 2019 (the “New Notes”), in connection with the offer by the Company to exchange its New Notes for all outstanding unregistered 5.50% Senior Notes due 2019, issued on May 21, 2012 (the “Old Notes”, and such exchange offer being the “Exchange Offer”). The associated filing fee for the Registration Statement in the amount of $74,490 is on deposit with the Securities and Exchange Commission.
The Company makes the following representations in connection with the Registration Statement:
1.The Company is registering the Exchange Offer in accordance with interpretations by the staff of the Securities and Exchange Commission enunciated in interpretive letters such as those addressed to Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (July 2, 1993) and Brown & Wood LLP (February 7, 1997).
2.The Company and its affiliates have not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. Each tendering holder will be required to represent the foregoing in the letter of transmittal constituting part of the Exchange Offer (the “Letter of Transmittal”) (see paragraph 5 below).
3.The Company will make each person participating in the Exchange Offer aware, through the prospectus included in the Registration Statement (the “Prospectus”), that any person who uses the Exchange Offer to participate in a distribution of the Exchange Notes (1) cannot rely on the position of the Commission Staff enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the New Notes. See “The Exchange Offer-Resale of Exchange Notes” in the Prospectus. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.
4.The Company will make each person participating in the Exchange Offer aware, through the Prospectus, that any broker-dealer who acquired Old Notes for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for the Old Notes pursuant to the Exchange Offer, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus, as supplemented and amended from time to time, in connection with any resale of the New Notes. See “Plan of Distribution” in the Prospectus.
5.The Company will include in the Letter of Transmittal the following provisions (see pages 4-5 of Exhibit 99.1 to the Registration Statement):
“The undersigned holder represents and warrants that
(a)    the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of the undersigned Holder's business;
(b)    the undersigned Holder does not have any arrangement or understanding with any person to participate in the distribution of the unregistered notes or exchange notes;
(c)    the undersigned Holder is not an “affiliate” of Legg Mason, Inc. as defined in Rule 405 promulgated under the Securities Act or, if the undersigned is an affiliate, the undersigned will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;
(d)    if the undersigned Holder is a broker-dealer, it will receive exchange notes for its own account in exchange for unregistered notes that were acquired as a result of market-making activities or other trading activities and that it will deliver a prospectus meeting the requirements of the Securities Act (for which purposes, the delivery of the prospectus, as the same may be hereafter supplemented or amended, shall be sufficient) in connection with any resale of exchange notes received in the exchange offer (such a broker-dealer will not be deemed, solely by reason of such acknowledgment and prospectus delivery, to admit that it is an “underwriter” within the meaning of the Securities Act);
(e)    if the undersigned Holder is not a broker-dealer, the undersigned is not engaged in and does not intend to engage in the distribution of the exchange notes; and
(f)    the undersigned Holder is not acting on behalf of any person or entity that, to the undersigned's knowledge, could not truthfully make these representations.

Very truly yours,
LEGG MASON, INC.
By: __/s/ Thomas C. Merchant______________
Name: Thomas C. Merchant
Title: Vice President and General Counsel,
Corporate